March 19, 2015

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:        American Century Quantitative Equity Funds, Inc. (the “Registrant”)
File Nos. 333-19589 and 811-05447
Accession No. 0000827060-15-000016

Dear Sir or Madam:

I am writing on behalf of the above-referenced Registrant, pursuant to Rule 477(a) under the Securities Act of 1933, as amended, to request the consent of the U.S. Securities and Exchange Commission (the “Commission”) to the withdrawal of the post-effective amendment (the “Amendment”) to the Registrant’s registration statement on Form N-1A filed with EDGAR submission type 485BPOS, which was accepted via the EDGAR system at 4:16 p.m., on March 18, 2015 (Accession No. 0000827060-15-000016).  The Amendment erroneously included documents not required to be part of the filing.  No securities were sold in connection with the offering.

Therefore, the Registrant respectfully requests the Commission’s consent to the withdrawal of Registrant’s Amendment (Accession No. 0000827060-15-000016) filed under the EDGAR submission type 485BPOS.

If you have any questions, or require anything further regarding the request, please contact me at (816) 340-3275.

Very truly yours,

/s/ Ashley L. Bergus
Ashley L. Bergus
Corporate Counsel

American Century Investments
P.O. Box 410141, 4500 Main Street	1-800-345-2021 or 816-531-5575
Kansas City, MO 64141-0141	www.americancentury.com